UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 1, 2025

(Date of earliest event reported)

RED OAK CAPITAL FUND VII, LLC
(Exact name of issuer as specified in its charter)

Delaware	99- 2923874
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5925 Carnegie Blvd, Suite 110

Charlotte, NC  28209

(Full mailing address of principal executive offices)

(616) 343-0697

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Series A Bonds

ITEM 9. OTHER EVENTS

On March 1, 2025, Red Oak Capital Holdings, LLC (“ROCH”) who is the sole member of Red Oak Capital GP, LLC (“ROCG”), who is the sole member and Manager of Red Oak Capital Fund VII, LLC (the “Company”), announced that Paul Cleary has resigned from his position as President of ROCH, effective March 1, 2025. Mr. Cleary will continue to serve as the Chief Operating Officer of ROCH.

In connection with Mr. Cleary’s resignation, Raymond T. Davis, who currently serves as the Chief Strategy Officer (CSO) of ROCH, will assume the role of President of ROCH while retaining his position as CSO, effective March 1, 2025. Mr. Cleary’s resignation was not due to any disagreements related to the operations, policies or practices of ROCH, ROCG or the Company.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund VII, LLC,
a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member and Manager

	By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
	Its:	Sole Member

		By:	Red Oak Holdings Management, LLC
a Delaware limited liability company
		Its:	Manager

			By:	/s/ Gary Bechtel
			Its:	Chief Executive Officer

Date: March 6, 2025

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